UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Early Resignation of a Non-Executive Director

On December 8, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed the following resignation of a non-executive director who served on its Audit Committee.

Key Details:

•	Details of the resigning non-executive director who served on the Audit Committee:

1)	Name: Seung Hee Koh

2)	Stated term as a non-executive director: March 26, 2010 to March 27, 2015

3)	Stated term as a member of the Audit Committee: March 28, 2014 to March 27, 2015

•	Reason for resignation: Personal reasons

•	Resignation date: December 5, 2014

•	Details of the board of directors of KB Financial Group following the resignation:

1)	Number of directors: 8

2)	Number of non-executive directors: 7

•	Details of the members of the Audit Committee of KB Financial Group following the resignation:

1)	Number of non-executive directors serving on the Audit Committee: 3

2)	Number of executive directors serving on the Audit Committee: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 8, 2014	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO